EXHIBIT 15

Board of Directors

Aaron’s, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form S-8 Nos.: 333-160357 and 333-171113) of Aaron’s, Inc. and subsidiaries of our report dated November 7, 2011 relating to the unaudited consolidated interim financial statements of Aaron’s, Inc. and subsidiaries that are included in its Form 10-Q for the quarter ended September 30, 2011.

/s/ Ernst & Young LLP

Atlanta, Georgia

November 7, 2011